UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-54578

WEST END INDIANA BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

34 South 7th Street, Richmond, Indiana  47374; (765) 962-9587
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒ (1)
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒ (2)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

(1)
West End Indiana Bancshares, Inc., a savings and loan holding company, is relying on Securities Exchange Act of 1934 Section 12(g)(4) to terminate its duty to file reports with respect to the class of securities described above.

(2)
West End Indiana Bancshares, Inc. is suspending its reporting obligations under Securities Exchange Act Section 15(d) pursuant to no-action letters granted by the Commission (e.g., Greer Bancshares, Incorporated; March 4, 2015).

Approximate number of holders of record as of the certification or notice date:  172

Pursuant to the requirements of the Securities Exchange Act of 1934, West End Indiana Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2019	By:	/s/ Timothy R. Frame
Timothy R. Frame
President and Chief Executive Officer